

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 28, 2008

Joseph A. LaSala, Jr.
Discovery Communications, LLC
One Discovery Place
Silver Spring, MD 20910

> **Re:** **Discovery Communications, Inc.**
> **Form S-4/A**
> **Filed July 18, 2008**
> **File No. 333-151586**

Dear Mr. LaSala:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Transaction, page 38

Background of the Transaction, page 38

1. Please explain in more detail the benefits of retaining Ascent Media Sound at New Discovery, such as "certain tax considerations," that outweighed the dilution of the interest of existing DHC stockholders in Ascent Media Sound.

2. Refer to your statement that DHC believes that Ascent Media Sound would have an enterprise value of up to $50 million. Tell us more in detail the nature of the assets and liabilities of Ascent Sound. It is unclear to us the nature of its assets, in light of your pro forma presentation attributing most of the components of DHC's

financial statements, excluding the investment in Discovery Communications Holding, to Ascent Media Corporation.

Recommendation of the DHC Board; Purposes and Reasons for the Transaction, page 41

3.   We note your disclosure of the various risks the DHC board considered. Please consider whether additional risk factor disclosure is necessary in light of these risks. For example, although you disclose here the potentially significant indemnification obligation of New Discovery to Advance/Newhouse, you have not included a risk factor and accompanying disclosure explaining this risk. Also, explain how the DHC board weighed some other risks and challenges identified elsewhere in your disclosure, such as the uncertainty regarding the tax treatment of the AMC spin-off and the demands on Discovery as a result of transitioning to a public company.

Interests of Certain Persons in the Transaction, page 44

4.   Please expand your disclosure in this section to discuss the share appreciation rights in New Discovery that DHC executive officers (other than those that are also directors of DHC) will receive, as disclosed on page 14. Also disclose the interest of New Discovery officers and directors as a result of their outstanding DAP awards that will be impacted by the transaction.

Material United States Federal Income Tax Consequences of the Merger and the AMC Spin-Off, page 46

5.   We note your response to comment 19 in our letter dated July 10, 2008. Please further revise the disclosure and opinion as follows:

•   In the two paragraphs on page 47 regarding qualifications to the tax opinions, please state that the tax opinions described herein "are based on," rather than "will be based on" assumptions and representations. Revise your disclosure elsewhere in the proxy statement/prospectus regarding the tax opinions that are conditions to the transactions to clarify that those closing opinions are second or confirming opinions to the opinions already presented here.

•   In the summary section "Material United States Federal Income Tax Consequences of the Transaction" on page 14, summarize the opinions that you have already received from named counsel rather than describing the closing opinions that are conditions to the transaction. Briefly summarize the nature of the closing opinions under "Conditions to the Completion of the Transaction" on page 15.

- In the opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth therein.

- Since counsel is unable to provide a "will" opinion regarding the tax consequences of the AMC spin-off, please further revise the risk factor on page 27 to clearly state that counsel was unable to provide a "will" opinion and explain the cause of the uncertainty.

The Transaction Agreements, page 49

Conditions to the Completion of the Transaction, page 53

6. We note your response to comment 22 in our letter dated July 10, 2008. You have indicated that you would only resolicit shareholder approval if you waived certain enumerated conditions. Please confirm in your response letter your understanding that resolicitation is generally required if you waive a material condition to the transaction and the changes in the terms of the transaction render the disclosure that was previously provided to shareholders materially misleading.

Merger Agreement, page 56

Treatment of Stock Options, page 58

7. Please add a section here to disclose the treatment of any outstanding DHC equity-linked awards. To the extent you have not determined such treatment, at least identify the different types and amounts or values of these awards outstanding. We note your disclosure with respect to the DAP in the New Discovery Compensation Discussion and Analysis. However, we also note disclosure with respect to outstanding 2005 LTIP awards in the Discovery MD&A on page A-2-6 and A-2-13. If the DAP and the LTIP refer to the same program, please clarify.

Comparison of the Rights of Stockholders of DHC and New Discovery, page 77

8. We have considered your response to comment 28 in our letter dated July 10, 2008 regarding unbundling of certain provisions of New Discovery's charter and bylaws. Provide further analysis of why the significant increase in authorized capital "is integral to the ability of New Discovery to issue the consideration that is part and parcel of the merger" and should not be set forth as separate proposals. Compare the authorized capital of DHC to the proposed authorized capital of New Discovery, discuss the number of securities to be issued or reserved for issuance in connection with the transaction, and quantify the number of authorized but unissued securities that will be available after the transaction.

<u>Discovery Communications Inc.</u>
<u>Unaudited Condensed Pro Forma Combined Financial Statements, page 84</u>

9.   Please revise your introductory paragraph to explain how you derived each historical column. Also, please disclose where Ascent Media Sound's financial information has been included with the pro forma financial statements.

10.   We further note that NOLs related to Ascent Media Sound will be spun off to Ascent Media Corporation. Tell us why the NOLs related to Ascent Media Sound are being transferred to Ascent Media Corporation considering the fact that Ascent Media Sound is remaining with Discovery. Is Ascent Media Corporation obligated to reimburse you at a future date for the benefit of using the NOLs? Also, tell us whether there are any accounting consequences to that transfer.

<u>Management of New Discovery, page 90</u>

<u>Compensation Discussion and Analysis, page 93</u>

<u>Discovery Appreciation Program, page 99</u>

11.   Please provide more information about the range of possibilities that the member representatives are considering with respect to outstanding DAP awards and how they might impact New Discovery. For example, discuss whether the member representatives intend to merely preserve the value of outstanding awards (by "equitable substitution or proportionate adjustment" as provided in Section 3.3 of the DAP) or increase the value of the awards (by accelerated vesting, new grants or other adjustments). If there is a possibility of cash payments or equity issuances to DAP participants as a result of the transaction, please disclose this.

<u>Appendix A – Information Concerning Discovery Communications Holding, LLC</u>
<u>Including Its Wholly Owned Subsidiary Discovery Communications, LLC</u>

<u>Part 2 – Management's Discussion and Analysis of Financial Condition and Results of</u>
<u>Operations, page A-2-1</u>

<u>Liquidity and Capital Resources, page A-2-20</u>

12.   Please balance your assessment of your short-term and long-term liquidity position in the first two paragraphs of this section with a discussion of some of the factors identified in the risk factors you added on pages 32 and 33 and how those factors impacted your assessment.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Renee L. Wilm
Baker Botts L.L.P.
Via facsimile: (212) 259-2503